

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

John T. Greene
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

   Re: Discover Financial Services
     Form 10-K for Fiscal Year Ended December 31, 2022
     File No. 001-33378

Dear John T. Greene:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Risk Management, page 11

1. For each material provision under the terms of the consent order with the FDIC, please revise future filings to discuss the actions you have taken or plan to take to comply with the provisions of the consent order and the current status of your compliance for each of the action items. In this regard we note that some dates listed in the consent order, such as 30 days and 75 days after the effective date of the order, appear to have already passed. Please ensure you address each of the following:
- the list of the requirements imposed by the consent order on the board of directors;
- corporate governance review mandated by the consent order;
- board's oversight as to the consumer compliance program review and assessment, consumer compliance program report, and consumer compliance revision plan; and
- board's oversight as to the compliance vendor management review program.

Please provide us with your proposed disclosure addressing the described implications of the consent order.

2. In future filings, please address the extent to which you have modified or adapted your risk management policies and procedures due to material changes in the size, complexity,

or regulatory or supervisory treatment of your organization. We note your disclosure on page 13 that your risk committee has formed and designated a number of sub-committees to assist it in carrying out its responsibilities. Revise future filings to describe the roles and makeup of these sub-committees in more detail. In particular, discuss the board and management's responsibilities in managing each key risk identified. For example, address any modifications to risk management policies implemented as the result of the FDIC consent order.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 75

3.   We note your disclosure here that net interest income sensitivity simulations require various assumptions regarding market conditions, consumer behavior and the growth and composition of your balance sheet. Please tell us and revise future filings to disclose the key assumptions and parameters that are necessary to understand the disclosure made for purpose of your interest rate sensitivity analysis. Also, please tell us how you determined that presenting a sentitivity analysis covering a 100 basis point increase or decrease in rates was appropriate, given the overall movement of interest rates since the Federal Reserve began increasing its target rates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance